Exhibit 99.1

Smart Share Global Limited Announces First Quarter 2021 Results

Revenues increased 162.5% year-over-year in the first quarter of 2021

Number of POIs1 reached 716 thousand as of the end of the first quarter of 2021

SHANGHAI, China, May 19th, 2021 (GLOBE NEWSWIRE) -- Smart Share Global Limited (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter ended March 31, 2021.

HIGHLIGHTS FOR THE FIRST QUARTER OF 2021

•	Revenues for the first quarter of 2021 were RMB846.9 million (US$129.3 million2), an increase of 162.5% from the first quarter of 2020.
•	As of March 31, 2021, our services were available in 716 thousand POIs, compared with 664 thousand as of December 31, 2020.
•	As of March 31, 2021, our available-for-use power banks[3] were 5.6 million, compared with 5.4 million as of December 31, 2020.
•	As of March 31, 2021, cumulative registered users[4] reached 235.8 million, implying the acquisition of 16.4 million newly registered users during the quarter.
•	Income from operations for the first quarter of 2021 was RMB23.8 million (US$3.6 million), compared to a loss from operations of RMB129.2 million for the same period last year.
•	Net income for the first quarter of 2021 was RMB15.1 million (US$2.3 million), compared to a net loss of RMB137.5 million for the same period last year. Adjusted net income[5] for the first quarter of 2021 was RMB23.2 million (US$3.5 million), compared to an adjusted net loss of RMB131.1 million in the same period last year.

“We delivered solid results for the first quarter of 2021 as we continue executing our core strategies of expanding the coverage of our mobile device charging service and improving operational efficiency,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “As of March 31, 2021, we had 5.6 million power banks in 716,000 POIs across more than 1,600 counties and county-level districts throughout China. We continue to expand our presence in both higher- and lower-tiered cities across China while maintaining our long-term philosophy of driving growth and profitability. We also continued investing in both software and hardware capabilities to cement our market leading position both in terms of scale and efficiency.”

“Energy Monster is the leader within the industry in terms of efficiency,” said Peifeng Xu, Chief Operating Officer. “Our achievements are attributable to our relentless pursuit for operational excellence. For our business development employees and network partners, we made refinements to the incentive and management systems to enable us to continue expanding into POIs that generate positive economics.”

“China’s mobile device charging service industry is poised to grow at a rapid pace driven by the growing supply and demand,” said Maria Yi Xin, Chief Financial Officer. “Our core advantages in network scale, operational efficiency, brand and technologies have allowed us to differentiate ourselves within the industry. We believe by focusing on our core strategies, we can continue expanding each of these advantages to deliver long-term value for our users, partners and shareholders.”

1 The Company defines number of points of interests, or POIs, as of a certain day as the total number of unique locations whose proprietors (location partners) have entered into contracts with us or our network partners on that day.

2 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2021, which was RMB6.5518 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

3 The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

4 The Company defines cumulative registered users as the total number of users who have agreed to register their mobile phone numbers with the Company via its mini programs since inception, and the number of cumulative registered users of the Company on a certain date is the number of unique mobile phone numbers that have been registered with the Company since inception on that date.

5 See the sections entitled “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2021

Revenues were RMB846.9 million (US$129.3 million), representing a 162.5% increase from the same period in 2020. The increase was primarily due to the increase in revenues from mobile device charging business.

•	Revenues from mobile device charging business increased by 164.5% to RMB816.8 million (US$124.7 million) in the first quarter of 2021 from RMB308.8 million in the same period of 2020. The increase was primarily on the back of the impact of COVID-19 on the first quarter of 2020 and was also attributable to the increase in the number of POIs and available-for-use power banks.
•	Revenues from power bank sales increased by 129.2% to RMB25.0 million (US$3.8 million) in the first quarter of 2021 from RMB10.9 million in the same period of 2020. The increase was primarily on the back of the impact of COVID-19 on the first quarter of 2020 and was also attributable to the increase in the number of POIs and available-for-use power banks.
•	Revenues from other revenues, which mainly comprise of revenue from adverting services, increased by 71.5% to RMB5.1 million (US$0.8 million) in the first quarter of 2021 from RMB3.0 million in the same period of 2020. The increase was primarily on the back of the impact of COVID-19 on the first quarter of 2020.

Cost of revenues increased by 14.5% to RMB124.6 million (US$19.0 million) for the first quarter of 2021 from RMB108.8 million in the same period last year. Among it, cost of power bank sales increased by 67.7% to RMB8.1 million (US$1.2 million) for the first quarter of 2021 from RMB4.9 million in the same period last year. The increase of cost of revenues was primarily due to the increase in maintenance cost, cost of power banks sold and depreciation.

Research and development expenses increased by 24.2% to RMB20.6 million (US$3.1 million) for the first quarter of 2021 from RMB16.6 million in the same period last year. The increase was primarily due to the increase in personnel related expenses.

Sales and marketing expenses increased by 107.4% to RMB661.7 million (US$101.0 million) for the first quarter of 2021 from RMB319.1 million in the same period last year. The increase was primarily due to the increase in incentive fees paid to location partners and network partners from the increase in mobile device charging business revenues.

General and administrative expenses increased by 55.9% to RMB26.8 million (US$4.1 million) for the first quarter of 2021 from RMB17.2 million in the same period last year. The increase was primarily due to the increase in personnel related expenses and third-party service expenses.

Income from operations for the first quarter of 2021 was RMB23.8 million (US$3.6 million), compared to a loss from operations of RMB129.2 million in the same period last year. Operating margin for the first quarter of 2021 was 2.8%, compared to negative 40.0% in the same period last year.

Net income for the first quarter of 2021 was RMB15.1 million (US$2.3 million), compared to a net loss of RMB137.5 million in the same period last year. Adjusted net income for the first quarter of 2021 was RMB23.2 million (US$3.5 million), compared to an adjusted net loss of RMB131.1 million in the same period last year. Net margin for the first quarter of 2021 was 1.8%, compared to negative 42.6% in the same period last year.

Net loss attributable to ordinary shareholders for the first quarter of 2021 was RMB4.8 billion (US$735.5 million), compared to RMB271.2 million in the same period last year. The increase was primarily due to the increase in accretion of preferred shares previously issued to their redemption price as a result of the increase in the fair value of these preferred shares.

As of March 31, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2.2 billion (US$342.1 million).

Recent Development

On April 1, 2021, the Company successfully completed its initial public offering (“IPO”) of 17,650,000 American Depositary Shares (“ADSs”) at a public offering price of US$8.50 per ADS.

Business Outlook

For the second quarter of 2021 ending June 30, 2021, the Company expects to generate RMB940 million to RMB970 million of revenues. This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call Information

The Company will hold a conference call at 08:00 A.M. Eastern Time on Wednesday, May 19, 2021 (08:00 P.M. Beijing Time on Wednesday, May 19, 2021) to discuss the financial results.

To participate in the conference call, please dial the following numbers:

International:	+65-6713-5330
United States:	+1-347-549-4094
Mainland China:	400-820-6895
China Hong Kong:	+852-3018-8307

Event title:	Smart Share Global Limited First Quarter 2021 Earnings Conference Call
Conference ID / Passcode:	2663446

A telephone replay will be available through May 27, 2021. The dial-in details are as follows:

International:	+61-2-8199-0299
United States:	+1-646-254-3697
Mainland China:	400-632-2162
China Hong Kong:	+852-3051-2780

Access Code:	2663446

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.enmonster.com

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The company is the largest provider of mobile device charging service in China with a market share of 34.4% in 2020. The company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of March 31, 2021, the company had 5.6 million power banks in 716,000 POIs across more than 1,600 counties and county-level districts in China.

For more information, please visit: https://ir.enmonster.com

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income/(loss) in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. The Company's non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company's non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company's financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses and change in fair value of warrant liabilities in connection with a warrant to purchase Series A-1 Preferred Shares at a fixed price provided to one of the Company's shareholders. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited

Unaudited Consolidated Balance Sheets

(In thousands, except share and per share data, unless otherwise noted)

	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,252,493	1,912,204	291,859
Restricted cash	51,008	38,177	5,827
Short-term investments	170,552	290,937	44,406
Accounts receivable, net	18,743	21,237	3,241
Inventory	-	659	101
Prepayments and other current assets	253,020	274,425	41,885

Total current assets	1,745,816	2,537,639	387,319

Non-current assets:
Property,equipment and software, net	963,453	927,412	141,551
Long-term prepayments to a related party	23,591	28,439	4,341
Other non-current assets	52,775	60,990	9,309

Total non-current assets	1,039,819	1,016,841	155,201

Total assets	2,785,635	3,554,480	542,520

LIABILITIES,MEZZANINE EQUITY AND SHAREHOLDERS'S DEFICIT
Current liabilities:
Short-term borrowings	24,500	-	-
Accounts and notes payable	406,760	394,457	60,206
Amounts due to related parties-current	77,939	48,230	7,361
Salary and welfare payable	72,436	80,414	12,274
Taxes payable	7,134	4,970	759
Financing payable-current	46,854	52,628	8,033
Accruals and other current liabilities	219,212	222,664	33,986

Total current liabilities	854,835	803,363	122,619

Non-current liabilities:
Financing payable-non-current	197,297	185,647	28,335
Amounts due to related parties-non-current	1,000	1,000	153
Deferred tax liabilities,net	33,891	32,609	4,977

Total non-current liabilities	232,188	219,256	33,465

Total liabilities	1,087,023	1,022,619	156,084

MEZZANINE EQUITY
Mezzanine equity	5,137,872	10,880,708	1,660,720

SHAREHOLDERS' DEFICIT
Ordinary shares	83	51	8
Statutory reserves	16,592	16,592	2,532
Accumulated other comprehensive income	201,823	102,787	15,688
Accumulated deficit	(3,657,758)	(8,468,277)	(1,292,512)

Total shareholders' deficit	(3,439,260)	(8,348,847)	(1,274,284)

Total liabilities, mezzanine equity and shareholders' deficit	2,785,635	3,554,480	542,520

Smart Share Global Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(In thousands, except share and per share data,unless otherwise noted)

	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Revenues:
Mobile device charging business	308,776	816,763	124,662
Power bank sales	10,913	25,011	3,817
Others	2,976	5,104	779

Total revenues	322,665	846,878	129,258

Cost of revenues	(108,812)	(124,622)	(19,021)
Research and development expenses	(16,604)	(20,628)	(3,148)
Sales and marketing expenses	(319,078)	(661,675)	(100,991)
General and administrative expenses	(17,206)	(26,819)	(4,093)
Other operating income	9,825	10,705	1,634

(Loss)/Income from operations	(129,210)	23,839	3,639

Interest and investment income	1,160	3,269	499
Interest expense to third parties	(8,846)	(10,439)	(1,593)
Foreign exchange gains / (losses), net	(405)	2,441	373
Other (loss)/income, net	180	(201)	(31)
Change in fair value of warrant liabilities	(363)	-	-

(Loss)/Income before income tax expense	(137,484)	18,909	2,887

Income tax expense	-	(3,813)	(582)

Net (loss)/income	(137,484)	15,096	2,305

Accretion of convertible redeemable preferred shares	(133,684)	(4,729,719)	(721,896)
Deemed dividend to preferred shareholders	-	(104,036)	(15,879)
Net loss attributable to ordinary shareholders of Smart Share Global Limited	(271,168)	(4,818,659)	(735,470)

Net (loss)/income	(137,484)	15,096	2,305

Other comprehensive income
Foreign currency translation adjustments, net of nil tax	(11,705)	(99,036)	(15,116)

Total comprehensive loss	(149,189)	(83,940)	(12,811)

Accretion of convertible redeemable preferred shares	(133,684)	(4,729,719)	(721,896)
Deemed dividend to preferred shareholders	-	(104,036)	(15,879)
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(282,873)	(4,917,695)	(750,586)

Net loss per share attributable to ordinary shareholders of Smart Share Global Limited
- basic and diluted	(6.29)	(69.30)	(10.58)

Weighted average ordinary shares outstanding
- basic and diluted	43,118,186	69,535,853	69,535,853

Smart Share Global Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except share and per share data,unless otherwise noted)

	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Net (loss)/income	(137,484)	15,096	2,305
Add:
Share-based compensation	6,016	8,141	1,244
Change in fair value of warrant liabilities	363	-	-
Adjusted net (loss)/income (non-GAAP)	(131,105)	23,237	3,549